Exhibit 99.1

Pinnacle Food Group Limited Receives Nasdaq Notice
Regarding Late Form 20-F Filing

Vancouver, BC, May 19, 2025 – Pinnacle Food Group Limited (Nasdaq: PFAI) (“Pinnacle” or “the Company”), a seller of smart hydroponic growing systems and technical support services to individual households, community groups, and urban farms, today said that on May 16, 2025, the Company received a notice from The Nasdaq Stock Market LLC (“Nasdaq”) stating that because the Company had not yet filed its Annual Report on Form 20-F for the year ended December 31, 2024 (the “Form 20-F”), the Company is not in compliance with Nasdaq’s listing rule 5250(c)(1), which requires timely filing of periodic financial reports with the Securities and Exchange Commission (the “SEC”).

The Nasdaq notice has no immediate effect on the listing or trading of the Company’s common stock on The Nasdaq Capital Market. According to the notice, the Company has 60 calendar days, or until July 15, 2025, to submit to Nasdaq a plan to regain compliance. If Nasdaq accepts the Company’s plan, then Nasdaq may grant the Company up to 180 calendar days from the Form 20-F’s original due date, or until November 11, 2025, to regain compliance. The Company intends to take the necessary steps to regain compliance with Nasdaq’s listing rules and file the Form 20-F as soon as practicable.

About Pinnacle Food Group Limited

Based in Vancouver, Canada, Pinnacle Food Group Limited sells smart hydroponic growing systems and technical support services to individual households, community groups, and urban farms. We offer both tailored hardware solutions and data-driven support, allowing our users to optimize their smart farming productivity. For more information, please visit the Company’s website at https:// www.pinnaclefoodinc.com.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

These statements are subject to uncertainties and risks, including, but not limited to, the uncertainties related to market conditions, and other factors discussed in the “Risk Factors” section of the registration statement for the offering filed with the SEC. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov.

Pinnacle Food Group Limited Investor Contact:

Wencai Pan

Chief Financial Officer

Office: +1 604 727 7204

Email: ir@pinnaclefoodinc.com

Investor Relations Inquiries:

Skyline Corporate Communications Group, LLC

Scott Powell, President

1177 Avenue of the Americas, 5th Floor

New York, New York 10036

Office: (646) 893-5835

Email: info@skylineccg.com